CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

For the three months ended March 31, 2012 and 2011
(Expressed in US dollars)
(Unaudited)

Norsat International Inc. Condensed Interim Consolidated Statements of Financial Position (Expressed in US Dollars - Unaudited)

	Notes	March 31, 2012	December 31, 2011

ASSETS
Current assets
Cash and cash equivalents		$3,011,618	$4,192,875
Short term investments		30,075	67,711
Trade and other receivables		6,745,813	7,935,863
Contract work in progress		435,986	300,985
Inventories		9,666,566	10,173,019
Prepaid expenses and other		614,951	670,371
		20,505,009	23,340,824
Non-current assets
Property and equipment, net		1,127,194	1,128,098
Intangible assets, net		9,179,733	9,287,868
Goodwill		5,371,770	5,277,620
Long-term prepaid expenses and other		50,020	29,844
Deferred income tax assets		1,197,836	1,197,165
		16,926,553	16,920,595
Total assets		$37,431,562	$40,261,419

LIABILITIES
Current liabilities
Trade and other payables		$3,271,417	$5,802,370
Accrued liabilities		1,305,793	1,319,780
Provisions		188,070	186,716
Current portion of acquisition loan	6	3,000,000	3,000,000
Taxes payable		318,778	620,461
Deferred revenue		617,226	642,183
		8,701,284	11,571,510
Non-current liabilities
Acquisition loan	6	5,989,964	6,650,286
Long-term deferred revenue		110,056	141,685
Deferred income tax liabilities		2,585,036	2,622,814
Promissory note payable		625,000	597,226
		9,310,056	10,012,011
Total liabilities		18,011,340	21,583,521
SHAREHOLDERS' EQUITY
Issued capital	7	39,850,648	39,850,648
Contributed surplus		3,864,001	3,812,151
Accumulated other comprehensive income		102,057	(70,746)
Deficit		(24,396,484)	(24,914,155)
Total shareholders' equity		19,420,222	18,677,898
Total liabilities and shareholders' equity		$37,431,562	$40,261,419

Commitments and contingencies (note 12)
See accompanying notes to the unaudited condensed interim consolidated financial statements.

Approved by the Board and authorized for issue on May 8, 2012.

“ Fabio Doninelli”	“ James Topham”
Board of Director	Board of Director

Norsat International Inc. Condensed Interim Consolidated Statements of Earnings and Comprehensive Income (Expressed in US Dollars - Unaudited)

		Three months ended March 31,
	Notes	2012	2011

Revenue	9	$10,539,501	$8,714,658
Cost of sales	3	5,925,787	4,861,304
Gross profit	9	4,613,714	3,853,354

Expenses:
Selling and distributing expenses	3	1,831,101	1,249,758
General and administrative expenses	3	1,477,104	1,748,002
Product development expenses, net	3	529,536	355,139
		3,837,741	3,352,899
Earnings before other expenses		775,973	500,455

Loss on disposal of property and equipment		15,016	—
Interest and bank charges		148,420	118,513
(Gain)/ loss on foreign exchange		(111,441)	181,454
Earnings before income taxes		723,978	200,488

Current income tax expense		276,668	285,124
Deferred income tax expense/(recovery)		(70,361)	102,182
Net earnings (loss) for the period		$517,671	$(186,818)

Other comprehensive income
Exchange differences on translation of operations in currencies other than US Dollars		172,803	189,775
Total comprehensive income (loss) for the period		$690,474	$(186,818)

Net earnings per share
Basic	8	$0.01	$(0.00)
Diluted	8	$0.01	$(0.00)

Weighted average number of shares outstanding
Basic	8	58,316,532	57,082,146
Diluted	8	58,343,257	57,082,146

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Norsat International Inc. Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Expressed in US Dollars - Unaudited)

	Notes	Issued capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total shareholders' equity

As at January 1, 2012		$39,850,648	$3,812,151	$(70,746)	$(24,914,155)	$18,677,898
Net earnings for the period		—	—	—	517,671	517,671
Other comprehensive income (loss)		—	—	172,803	—	172,803
Total		39,850,648	3,812,151	102,057	(24,396,484)	19,368,372

Stock-based compensation	7	—	51,850	—	—	51,850
As at March 31, 2012		$39,850,648	$3,864,001	$102,057	$(24,396,484)	$19,420,222

	Issued capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total shareholders' equity

As at January 1, 2011	$37,447,180	$3,718,244	$—	$(25,332,245)	$15,833,179
Net earnings for the period	—	—	—	(186,818)	(186,818)
Other comprehensive income			189,775	—	189,775
Total	37,447,180	3,718,244	189,775	(25,519,063)	15,836,136

Exercise of warrants	49,436	(19,304)	—	—	30,132
Shares issued under ESOP,net of share isssuance costs	348,792	—	—	—	348,792
Stock-based compensation	—	4,032	—	—	4,032
Acquisition of subsidiary	2,036,900	—	—	—	2,036,900
At March 31, 2011	$39,882,308	$3,702,972	$189,775	$(25,519,063)	$18,255,992

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Norsat International Inc. Condensed Interim Consolidated Statements of Cash Flows (Expressed in US Dollars - Unaudited)

		Three months ended March 31,
	Notes	2012	2011
Cash and cash equivalents provided by (used in)
Operating activities:
Net earnings (loss) for the period		$517,671	$(186,818)
Income taxes paid		(579,304)	(291,944)
Non-cash adjustments to reconcile net earnings to net cash flows:
Amortization		369,674	151,455
Foreign exchange (gain) loss		(224,801)	210,450
Loan acquisition costs amortization		6,725	—
Loss on disposal of property and equipment		15,016	—
Current income tax		276,668	285,124
Deferred income tax (recovery) expense		(70,361)	102,182
Share-based payments	7	51,850	4,032
Accretion of promissory notes		27,774	17,600
Government contribution	5	(302,653)	(278,519)
Changes in non-cash working capital	10	(1,269,807)	337,124
Net cash flows from operating actitivies		(1,181,548)	350,686
Investing activities:
Purchase of intangible assets, property and equipment		(191,113)	(306,055)
Proceeds from government contributions for acquisition of property and equipment		260,214	—
Proceeds from sale of property and equipment		42,390	—
Redemption of short-term investment		38,212	—
Acquisition of subsidiary, net of cash acquired		—	(14,985,956)
Net cash flows used in investing activities		149,703	(15,292,011)

Financing activities:
Proceeds from interest bearing borrowings		—	11,892,959
Proceeds from shares issued under ESOP,
net of share issuance costs		—	348,792
Proceeds from exercising warrants and options		—	30,132
Proceeds from government contributions	5	393,727	282,498
Repayment of interest bearing borrowings	6	(600,000)	(400,000)
Net cash flows from financing activities		(206,273)	12,154,381

Effect of foreign currency translation on cash and cash equivalents		56,861	(51,744)
Decrease in cash and cash equivalents		(1,181,257)	(2,838,688)
Cash and cash equivalents, beginning of period		4,192,875	6,315,043
Cash and cash equivalents, end of period		$3,011,618	$3,476,355

Supplemental cash flow and other disclosures (note 10)
See accompanying notes to the unaudited condensed interim consolidated financial statements.

Norsat International Inc. Notes to the Condensed Interim Consolidated Financial Statements Three months ended March 31, 2012 and 2011 (Expressed in US dollars - Unaudited)

1.  Basis of Preparation

These unaudited condensed interim consolidated financial statements for the three months ended March 31, 2012, including comparatives, have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (IFRS), and should be read in conjunction with the Company’s 2011 annual financial statements which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB).

These unaudited condensed interim consolidated financial statements are presented in United States Dollars, except when otherwise indicated.

The unaudited condensed interim consolidated financial statements have been approved and authorized for issue by the board of directors on May 8, 2012.

Seasonal fluctuations

Quarterly results from our four business segments fluctuate from quarter to quarter due to seasonal influences on sales volumes.  In our Sinclair Technologies segment, the first and second quarters are historically the strongest, as most of Sinclair’s products are installed before the winter season. Among our other three segments, the third and fourth quarters are typically the strongest, as these have traditionally been the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders is unpredictable.

2.  Significant Accounting Policies and Use of Estimates and Management Judgement

The unaudited condensed interim consolidated financial statements have been prepared using accounting policies consistent with those used in the preparation of the audited consolidated financial statements as at December 31, 2011. The accompanying unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2011.

When preparing the unaudited condensed interim consolidated financial statements, management undertakes a number of judgements, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgements, estimates and assumptions made by management.

The judgements, estimates and assumptions applied in the unaudited condensed interim consolidated financial statements, including key sources of estimation uncertainty were the same as those applied in the Company’s last annual financial statements for the year ended December 31, 2011, with the addition of the following estimate:

Recognition of Government contributions
The Company recognizes Government contributions of eligible expenditures when there is reasonable assurance that the Company will comply with the conditions attached to the grant and the grant will be received. The Company estimates Government contributions based on labour costs and expenses incurred and its belief of what will ultimately be approved for payment by Government agencies.  Uncertainty relates to the acceptability of the contribution amounts claimed, actual timing and ultimate collectability that can vary from the Company’s estimation.

Norsat International Inc. Notes to the Condensed Interim Consolidated Financial Statements Three months ended March 31, 2012 and 2011 (Expressed in US dollars - Unaudited)

3.  Cost of Sales and Expenses

	Three months ended March 31,
	2012	2011
Cost of Sales
Direct cost of sales	$5,876,413	$4,847,654
Amortization	22,590	13,650
Transfer from Expenses	26,784	—
	$5,925,787	$4,861,304

Selling and distributing expenses
Direct expenses	$1,684,003	$1,240,123
Amortization	183,888	9,635
Transfer to Cost of Sales	(8,487)	—
Less: Government contribution (Note 5)	(28,303)	—
	$1,831,101	$1,249,758

General and administrative expenses
Direct expenses	$1,457,257	$1,699,555
Amortization	52,289	48,447
Less: Government contribution (Note 5)	(32,442)	—
	$1,477,104	$1,748,002

Product development expenses, net
Direct expenses	$678,834	$557,914
Amortization	110,907	79,723
Transfer to Cost of Sales	(18,297)	—
Less: Government contribution (Note 5)	(241,908)	(282,498)
	$529,536	$355,139
Supplementary information:
Short-term employee benefits	$3,686,304	$3,078,893

Short-term employee benefits include wages, salaries, bonus, sales commissions, social security contributions, extended health premium, Medical Services Plan, Registered Retirement Savings Plan contribution and vacation accrual.

4. Business Combination

Acquisition of Sinclair Technologies Holdings Inc.

At December 31, 2011, the 4,028,932 common shares component of the purchase consideration was held in escrow.  The common shares were to be released to the vendors, at rate of 100%, 75% or 0%, subject to Sinclair achieving certain financial metrics for the year ended December 31 2011.  Based on Sinclair’s fiscal 2011 financial results, the Company released from escrow 100% of the common shares to the vendors during the three months ended March 31, 2012.

Norsat International Inc. Notes to the Condensed Interim Consolidated Financial Statements Three months ended March 31, 2012 and 2011 (Expressed in US dollars - Unaudited)

5.  Government Contributions

Strategic Aerospace & Defense Initiative (SADI)

For the three months ended March 31, 2012, the Company recorded $219,000 (2011- $278,519) as a reduction to product development expense in the Condensed Interim Consolidated Statements of Earnings and Comprehensive Income. Total cash received was $653,941 for the three months ended March 31, 2012 (2011- $282,498). As at March 31, 2012, $870,027 remains in trade and other receivables (2011- $1,303,490).

Digital Technology Adoption Pilot Program (DTAPP)

In February 2012, the Company entered into an agreement with the National Research Council Canada (“NRC”), as represented by its Industrial Research Assistance Program, whereby the NRC agrees to reimburse the Company 80% of salary costs and 50% of contractor fees incurred between January 16, 2012 to March 31, 2015 related to eligible projects that adopt digital technology to improve productivity. The NRC has agreed to provide the Company maximum funding of Cdn$99,993 for the first project covering the time period January 16, 2012 to March 31, 2012. Repayment of contributions received is not required.

For the three months ended March 31, 2012, the Company recorded $83,653 relating to DTAPP as a reduction to expenses in the Condensed Interim Consolidated Statements of Earnings and Comprehensive Income. As at March 31, 2012, $83,653 remains in trade and other receivables.

As at March 31, 2012, a total of $953,681 government receivable remains in trade and other receivables.

6. Acquisition Loan

For the three months ended March 31, 2012, the Company made principal repayments totaling $600,000 against its Acquisition Loan. As at March 31, 2012, the Company’s combined weighted average interest rate was 4.15% (2011 – 3.58%).

As at March 31, 2012, the Company is in compliance with its bank covenants.

See Note 14. Events after the Reporting Date.

Norsat International Inc. Notes to the Condensed Interim Consolidated Financial Statements Three months ended March 31, 2012 and 2011 (Expressed in US dollars - Unaudited)

7.  Issued Capital

Share purchase option plan

Share purchase options outstanding as at March 31, 2012 are as follows:

Share purchase options outstanding	Number of options	Weighted average exercise price Cdn$
Balance, December 31, 2011	1,941,900	$0.87
Granted	134,000	0.51
Expired	(105,000)	3.35
Cancelled	(61,000)	0.70
Forfeited	(6,200)	0.54
March 31, 2012	1,903,700	$0.72

The following table summarizes information pertaining to the Company’s share purchase options outstanding at March 31, 2012:

	Options outstanding			Options exercisable
Range of exercise prices Cdn$	Number of options outstanding	Weighted average remaining contractual life(years)	Weighted average exercise price Cdn$	Number of options exercisable	Weighted average exercise price Cdn$
$0 to $0.49	416,000	4.71	0.48	-	-
$0.50 to $0.99	1,328,800	3.57	0.71	284,800	0.77
$1.00 to $1.49	84,400	1.00	1.37	84,400	1.37
$1.50 to $1.99	74,500	0.62	1.50	74,500	1.50
	1,903,700	3.59	0.72	443,700	1.01

The exercise price of all share purchase options granted during the period are equal to the closing market price at the grant date. The Company calculates share based payment from the vesting of stock options using the Black Scholes Option Pricing Model with assumptions noted below and records related compensation expense as follows for the three months ended March 31, 2012 and 2011:

	Three months ended March 31,
	2012	2011
Total compensation (increase in contributed surplus and share based payment)	$51,850	$4,032

Norsat International Inc. Notes to the Condensed Interim Consolidated Financial Statements Three months ended March 31, 2012 and 2011 (Expressed in US dollars - Unaudited)

7.  Issued Capital (continued)

Share purchase option plan (continued)

The weighted average assumptions used to estimate the fair value of options granted during the three months ended March 31, 2012 and 2011 were:

Three months ended March 31,
	2012	2011
Risk free interest rate	2.33%	2.33%
Expected life	3.50	3.50
Vesting period	2 years	2 years
Expected volatility	77.6%	78.6%
Expected dividends	Nil	nil
Forfeiture rate	14%	14%

A total of 134,000 options were granted at an average exercise price of Cdn$0.51 and weighed average fair value of Cdn$0.25 during the three months ended March 31, 2012.

Options vest in 2 years and expire 5 years from the grant date. A total of 60,000 options were granted to senior management and nil to directors during the three months ended March 31, 2012.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

8. Earnings per Share

The reconciliation of the numerators and denominators of the basic and diluted earnings per share calculations was as follows for the three months ended March 31, 2012 and 2011:

	Three months ended March 31,
	2012	2011
Numerator
Net earnings	$517,671	$(186,818)
Denominator:
Weighted average number of shares outstanding used to compute basic EPS	58,316,532	57,082,146
Dilution from exercise of stock options	26,725	—
Weighted average number of shares outstanding used to compute diluted EPS	58,343,257	57,082,146

Net earnings per share:
Basic	$0.01	$(0.00)
Diluted	$0.01	$(0.00)

The calculation of assumed exercise of stock options and warrants includes the effect of the dilutive options and warrants.  Where their effect was anti-dilutive because their exercise prices were higher than the average market price of the Company’s common shares at the end of the periods shown in the table, assumed exercise of those particular stock options and warrants were not included.

Norsat International Inc. Notes to the Condensed Interim Consolidated Financial Statements Three months ended March 31, 2012 and 2011 (Expressed in US dollars - Unaudited)

9.  Segmented Information

The following tables set forth sales and gross profit information by operating segments for the three months ended March 31, 2012 and 2011. During the three months ended March 31, 2012, the Company announced the addition of a new division, Norsat Power Solutions. During these periods, the Remote Network Solutions and Norsat Power Solutions segments did not generate any revenues and hence are not included.

	Three months ended March 31,
	2012	2011
Sales to external customers
Sinclair Technologies	$6,167,356	$4,346,725
Satellite Solutions	2,104,837	2,357,884
Microwave Products	2,098,653	1,839,308
Maritime Solutions	168,655	170,741
	$10,539,501	$8,714,658

Gross Profit
Sinclair Technologies	$2,776,657	$1,846,203
Satellite Solutions	879,228	1,167,881
Microwave Products	892,204	809,527
Maritime Solutions	65,625	29,743
	$4,613,714	$3,853,354

The Company generated revenues from external customers located in the following geographic locations:

	Three months ended March 31,
	2012	2011

Canada	$2,308,375	$2,901,108
United States	5,521,561	4,419,926
Europe and other	2,709,565	1,393,624
	$10,539,501	$8,714,658

Total assets, property and equipment, and intangible assets are calculated based on the total sales to external customers of each segment (Sinclair Technologies, Satellite Solutions, Microwave Products, and Maritime Solutions) over total consolidated sales.

	Sinclair Technologies	Satellite Solutions	Microwave Products	Maritime Solutions	Consolidated
As at December 31, 2011
Total assets related to operations	$26,942,839	$6,508,422	$6,176,780	$633,378	$40,261,419
Property and equipment, net	457,914	327,500	310,812	31,872	1,128,098
Intangible assets, net	9,141,045	71,748	68,092	6,983	9,287,868

As at March 31, 2012
Total assets related to operations	$24,096,863	$6,419,587	$6,400,727	$514,385	$37,431,562
Property and equipment, net	479,873	311,632	310,718	24,971	1,127,194
Intangible assets, net	9,052,908	61,058	60,877	4,890	9,179,733

Substantially all property and equipment and intangible assets are located in Canada.

Norsat International Inc. Notes to the Condensed Interim Consolidated Financial Statements Three months ended March 31, 2012 and 2011 (Expressed in US dollars - Unaudited)

10.  Supplemental cash flow and other disclosure

	Three months ended March 31,
	2012	2011
Change in non-cash operating working capital:
Accounts receivable	$911,084	$(870,354)
Contract work in progress	(135,001)	—
Inventories	586,882	791,429
Prepaid expense and other	42,072	(27,473)
Accounts payable & accrued liabilities	(2,613,295)	420,084
Provisions	1,354	69,947
Deferred revenue	(62,903)	(46,509)
	$(1,269,807)	$337,124
Supplementary information:
Interest paid	$97,356	$45,081

11.  Related Party Transactions

Compensation of key management personnel including the Company’s President and Chief Executive Officer, Chief Financial Officer, General Manager and former President of a significant subsidiary are as follows:

	Three months ended March 31,
	2012	2011
Short-term employee benefits	$808,859	$241,192
Share based payments	12,146	4,031
Total	$821,005	$245,223

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.

12.  Commitments and Contingencies

Future minimum payments at March 31, 2012 under various loan commitments, purchasing commitments and operating lease obligations for each of the next five calendar years are approximately as follows:

	Remaining
	2012	2013	2014	2015	2016	Total
Acuisition loan	2,400,000	3,000,000	3,000,000	589,964	8,989,964
Promissory note payable	—	750,000	—	—	—	750,000
Inventory purchase obligations	3,847,783	992,780	161,554	—	—	5,002,117
Operating lease obligations	530,086	705,695	722,035	302,600	277,383	2,537,799
Total	6,777,869	5,448,475	3,883,589	892,564	277,383	17,279,880

The Company, in the normal course of business, enters into purchase commitments, including inventory purchase obligations as disclosed above. The Company has operating lease commitments that extend to November 2016. During the quarter ended March 31, 2012, the Company renewed the lease for its subsidiary, Sinclair Technologies Inc. until December 31, 2014. In addition, the Company is required to make contingent repayment of government contributions starting in 2013 based on fiscal 2012 performance. As at March 31, 2012, we did not accrue any liability for repayment as the amount cannot yet be determined.

Norsat International Inc. Notes to the Condensed Interim Consolidated Financial Statements Three months ended March 31, 2012 and 2011 (Expressed in US dollars - Unaudited)

13.   Comparative Figures

Certain figures in the prior year consolidated financial statements have been reclassified to conform with the current year presentation.

14.   Events after the Reporting Date

Under the original terms and conditions of the acquisition loan from HSBC Bank of Canada (the “Bank”), the Company is required to repay an amount equal to the greater of (a) 5% of the original balance, and (b) 30% of the Company’s net income plus depreciation and amortization, less capital expenditures and less aggregate principal payments made during the relevant financial year. Pursuant to this formula, the Company is required to pay $600,000, related the financial year ended December 31, 2011 to the Bank no later than April 30, 2012.  On April 26, 2012, the Bank amended the terms and conditions of the acquisition loan by allowing the Company to repay the $600,000 over the period from May 1, 2012 to April 30, 2013 in equal installments of $50,000 plus interest. The amendment to this payment is applicable only for the mentioned period. All other terms and conditions remained unchanged.